                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
                             (Amendment No._______)


                                  MARIMBA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     56781Q
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]    Rule 13d-1(b)

        [ ]    Rule 13d-1(c)

        [X]    Rule 13d-1(d)

                         (Continued on following pages)



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-----------------                                             ------------------
CUSIP NO.  56781Q                     13G                     Page 1 of 4 Pages
-----------------                                             ------------------

--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                JONATHAN PAYNE
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY

--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S. Citizen
--------------------------------------------------------------------------------
                              (5)     SOLE VOTING POWER
                                      2,228,600(1)
                              --------------------------------------------------
           NUMBER OF          (6)     SHARED VOTING POWER
             SHARES                   0
          BENEFICIALLY        --------------------------------------------------
            OWNED BY          (7)     SOLE DISPOSITIVE POWER
              EACH                    2,228,600
           REPORTING          --------------------------------------------------
          PERSON WITH         (8)     SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------

(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     2,228,600
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
        SHARES*                                                         [ ]
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                        9.8%
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

(1) Includes 1,538 shares gifted to daughter who shares the reporting person's household. The reporting person disclaims beneficial ownership of all securities held by his daughter; and this report should not be deemed an admission that this reporting person is the beneficial owner of such securities.



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-----------------                                             ------------------
CUSIP NO.  56781Q                     13G                     Page 2 of 4 Pages
-----------------                                             ------------------


                ITEM 1.

        (a)     NAME OF ISSUER:
                Marimba, Inc. (the "Company")

        (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                440 Clyde Avenue, Mountain View, CA 94043

                ITEM 2.

        Set forth below is the following information with respect to each of the persons filing this Schedule 13G (together, the "Filing Persons"): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) citizenship (if individual) or jurisdiction of organization (if entity); (d) title of class of securities and (e) CUSIP number.


        (a)     Jonathan Payne

        (b)     440 Clyde Avenue, Mountain View, CA 94043

        (c)     U.S. Citizen

        (d)     Common Stock

        (e)     56781Q

                ITEM 3.

        Not Applicable

                ITEM 4.

        (a), (b) and (c) This Schedule 13G shall not be construed as an admission that any Filing Person is, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes, the beneficial owner of any Common Stock disclosed in this Schedule 13G. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13G that, pursuant to Rule 13d-3, may be deemed to be beneficially owned by each Filing Person are as follows:

                               Common Stock                                       Dispositive
        Filing Person       Beneficially Owned    % of Class (1)    Voting Power       Power
        -------------       ------------------    --------------    ------------  -----------
       Jonathan Payne            2,228,600              9.8          2,228,600      2,228,600


                (1) Based on 22,666,730 outstanding shares as of December 31,
                    1999.

                ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not Applicable.

                ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                        PERSON

        Not Applicable.

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CUSIP NO.  56781Q                     13G                     Page 3 of 4 Pages
-----------------                                             ------------------


                ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
                        WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not Applicable.

                ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                        GROUP

        Not Applicable.

                ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not Applicable.

                ITEM 10. CERTIFICATION

        Not Applicable.

-----------------                                             ------------------
CUSIP NO.  56781Q                     13G                     Page 4 of 4 Pages
-----------------                                             ------------------


                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





 Dated:  February 10, 2000                    JONATHAN PAYNE


                                          By: /s/ JONATHAN PAYNE
                                              ------------------